EXHIBIT 99.2
Telkom SA Limited
Incorporated in the Republic of South Africa
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Telkom SA Limited (TKG) Bookbuilding of Vodacom shares
Telkom SA Limited announces the successful completion of the accelerated bookbuilding of Vodacom shares, raising ZAR1.54 billion for “ineligible shareholders”
Not for distribution or release, directly or indirectly, in or into the United States, Canada, Australia and Japan or any other jurisdiction in which the distribution or release would be unlawful. Other restrictions are applicable. Please see the important notices at the end of this communication.
Telkom SA Limited (“Telkom”) announces today the completion of a placement of 28,993,233 shares of Vodacom Group Limited (“Vodacom”), on behalf of “ineligible shareholders”, with institutional investors through an accelerated bookbuild offering, pursuant to Regulation S under the US Securities Act of 1933. The Vodacom shares were placed at a price of ZAR53.00 per share, raising gross proceeds of ZAR1.54 billion for such “ineligible shareholders”. As set out in the circular to Telkom shareholders dated 2 March 2009, the directors of Telkom, in consultation with Vodafone, determined that Telkom US shareholders would be regarded as “ineligible shareholders” for the unbundling of Vodacom shares to shareholders of Telkom completed on 25 May 2009 and would therefore not receive Vodacom shares in such distribution. The proceeds from the offering, net of applicable fees, expenses, taxes and charges, will be distributed to the “ineligible shareholders” in proportion to their entitlement to Vodacom shares. J.P. Morgan Securities Ltd. acted as the Sole Bookrunner for the placement.
THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFERING OF VODACOM SECURITIES IN THE UNITED STATES THAT WOULD REQUIRE REGISTRATION.
2 June 2009
Transaction sponsor: J.P. Morgan Equities Limited